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                          DELTA GALIL INDUSTRIES LTD.

October 23, 2002

To                          To                            To

Securities Authority        Tel-Aviv Stock Exchange       Registrar of Companies

22 Kanfei Nesharim St.      54 Ahad Ha'am St.             P.O. Box 767

Jerusalem 95464             Tel-aviv 65202                Jerusalem
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BY REGISTERED MAIL          BY REGISTERED MAIL            BY REGISTERED MAIL
6513940-02                  5105379-03



Ladies and Gentlemen,

Re: Delta Galil Industries Ltd. ("Company") - immediate report on a board decision to issue securities, not offered to the public, to the Company's employees or its subsidiaries which are not interested share holders in the Company, according to a STOCK OPTION PLAN (THE "PLAN").
                                                       -------------------------

We hereby notify you that at the Company's Board meeting dated October 23, 2002, it was resolved to approve a Stock Option Plan for the Company's employees, in which 1,100,000 options to the employees and/or its subsidiaries ("entitled employees") will be granted.

Among the entitled employees, no shareholders would be deemed interested due to their holdings or employees that will become interested shareholders as a result of the exercise of all the Options held by the employees and offered to them according to the Plan.

1.A. According to the Plan up to 1,100,000 options will be granted to the entitled employees without consideration, exercisable for 1,100,000 ordinary shares par value 1 NIS of the Company ("exercisable shares"). The number of options that will be granted to each employee is described in the Company's Board decision.

     Part of the options, (95,500), have not been issued to specific employees and they are reserved for employees whose identity and the amount of options issued, will be determined in the future by the board of directors.The price of exercise of each option is determined at US$9.00 (13% above market price), according to the representative rate of exchange published by Bank of Israel prior to the payment date. The exercise price will be paid to the Company on the date of exercise.

  B. Any option is exercisable for an ordinary share of the Company par value
     1 NIS (subject to amendments). Therefore, assuming that the options will be fully exercised and the issuance of the maximum number of share under the Plan, and assuming that all of the Company's current options will be

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                          DELTA GALIL INDUSTRIES LTD.

     exercised, the options under the Plan would purchase shares in an amount equal to 5.25% of the voting rights and the issued capital of the Company.


  C. The Company has applied for the approval of the Tel Aviv Stock Exchange for the listing of the shares underlying the options ("TASE approval").

     The Israeli Securities Authority has exempted the Company from Regulations under the Israel Securities Law, 1968, regarding the offering of securities to its employees in Israel, due to the fact that the rules binding the Company with respect to issuance of shares are those of the Nasdaq.

2.A. The options will be granted in four equal portions, and held by a trustee
     (Investec Trust Co. of Israel) for a period of two years from the issuance date. The options will be issued to the trustee within 30 days after the TASE Approval ("issuance date").

     The options, all or part of them, will be exercisable any time, at the election of the grantee, as mentioned herein:

     1) The first and second portion during the three year period beginning two years after the issuance date.
     2) The third portion during the three year period beginning three years after the issuance date.
     3) The forth portion during the three year period beginning four years after the issuance date.

     The options will be exercisable on condition that on the day of vesting for the relevant year (1, 2, 3, and 4 years from the date of issuance), the grantee will be considered an employee of the Company - subject to exceptions mentioned in the Plan. An option that the employee will not be able to exercise will expire and be deemed cancelled and will not provide the grantee any right whatsoever. Such option will be transferred to the pool of options not yet issued on the date of the Board of directors' decision, and will be available for grant to the Company's employees, subject to an appropriate Board decision.

3.A. The options will be granted to the grantee without consideration.

     The option are granted to 97 entitled employees, among them, Arnon Tiberg, CEO and President of the Company, to whom 100,000 options were issued.

     Rights of option holders in the event of distribution of preferred shares and/or rights to offerings and/or similar events, will be adjusted in accordance with the rules adopted by the Board of Directors as stated in the Plan.

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                          DELTA GALIL INDUSTRIES LTD.

4.A. Any tax liability or binding payment because of the options according to the Plan will be the responsibility of the entitled employees and will be paid by them.

     The Company will apply to the tax authorities to have Section 102 of the Income Tax Ordinance apply to the Plan and (with respect to employees subject to Israeli Law.)

  B. According to the Plan provisions, the trustee will hold the options for the entitled employees, in addition to the underlying shares, until their sale or until the tax payment of any applicable tax by the grantee, whichever is earlier. If an entitled employee requests the sale of the underlying shares before the payment of applicable tax, the entitled employee will be entitled to do so through the trustee, subject to the condition of the arrangement, if any, with the tax authorities and subject to the payment of the tax. The trustee will be entitled to withhold any amount from the proceeds of the sale to insure part of the tax.

5.   The options will not be transferable (except in cases stated in the Plan).


Sincerely Yours,

Yossi Hajaj , Controller and Secretary
Delta Galil Industries Ltd.


         This Report was delivered via fax
         to the Securities Authority on October 24, 2002